Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342

Questions and Answers for EAME Employees

On July 29, 2011, David Johnson, President of European, African and Middle Eastern (“EAME”) Operations of Nalco Holding Company (“Nalco”), sent the following email and Questions and Answers to EAME employees of Nalco:

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Nalco and Ecolab Inc. (“Ecolab”), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Nalco and Ecolab that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Nalco, Ecolab and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Nalco or Ecolab with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Nalco, Ecolab and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Colleagues,

It is now just over a week since we heard the exciting news that Nalco is to merge with Ecolab. Through this we will all be part of the world’s largest sustainability technology and services company, with 39,000 employees, and sales of over $11 billion. This merger offers all of us greater opportunity because this new combined company will be stronger, and create more value for ourselves, our customers, our communities, and our other stakeholders, than was possible before.

As we take our first steps on this new journey, I know that we all have very many questions. Our two companies are now working hard to conclude the merger in around 3-4 months, and during this time the information available to us will be necessarily limited in order to secure the successful completion of the legal formalities. To help you, I attach here a set of Questions & Answers that have been carefully prepared for you using the information currently available to us. This is what we know right now, and I want to communicate this to you all so we can all be informed together.

How and when will we learn more?
As I indicated last week, you will be receiving more information from our colleagues in Naperville as and when it is released, and a central Question & Answer list is being compiled and will be available through a new sharepoint site shortly. In EAME, we will send to you regular updates on selected key subjects about the Ecolab-Nalco merger, or when we receive fresh news. Our next step is to provide you with translations of the Questions & Answers document, of course these take some days to complete, but we will get them to you as soon as we can.

Finally, I cannot stress enough that while all of this is being done, it is vital that we all remain focused on doing our jobs in the way we do now, creating maximum and consistent value for our organisation and for our customers. Please do not speculate, we know that this delivers nothing but uncertainty. Right now we have little information, but more is coming, so please be patient. When we know more, you will know. For all of us right now, it remains ‘business as usual’.

Thank you for reading this update, I look forward to seeing both you and our Nalco company grow and become even more successful within Ecolab.

David

Questions and Answers (EAME Version)

For internal use only

Below we give a series of Questions and Answers that we hope will help you to better understand what is behind the merger of Ecolab and Nalco, and what it means for you and our customers.

SECTION	TOPIC	PAGE
1	General Questions on the merger of Ecolab & Nalco	1
2	Your Immediate Practical Questions	5
3	What is the impact on Nalco’s business ?	7
4	What is the overall impact on our customers ?	8
5	What will the impact be on our employees ?	10
6	What is the plan for integration of the two companies ?	12
7	What about benefits and compensation ?	13
8	What is Ecolab ?	14
9	Legal statements	17
______________________________________________________________________________

(1) GENERAL QUESTIONS

Why are Ecolab and Nalco merging?
This is all about realising the enhanced and exceptional growth potential Ecolab and Nalco can offer together. This merger positions the new combined company for a long period of exceptional growth.  It is consistent with both Nalco’s vision and Ecolab’s Strategy 2015 goal to become the global experts in water, energy and waste.  We are bringing together two very strong companies whose capabilities and cultures are complementary and whose business models are similar.  We share deeply-held beliefs about how to drive our businesses, and strong commitments to safety, ethics, and sustainability.  We share a commitment to exceptional technology and a passion for great on-the-ground service in our customers’ operations.

Joining forces makes us both even stronger.  There are enormous opportunities created by the major trends shaping our world today: the growing demand for food and the resulting safety challenges; the aging population’s need for quality health care; growing energy demands; and the increasing scarcity of fresh, clean water.  Once the merger is complete, we will be extremely well-positioned to fully capture these opportunities in all of our business sectors and grow faster together than we could independently.

What are the key factors which will make this merger successful ?
Exceptionally talented and capable people at both companies are dedicated to uncompromising service and growth. Additionally, both companies are committed to sustainability, helping customers manage water, energy and other resources with care.  This is a great strategic fit, and makes good business sense. What we do know already is that this merger offers all of us greater opportunity, the potential for greater growth, and an even stronger market leadership. We will all be part of an $11 billion company with 39,000 employees, plus an unrivalled portfolio of offerings. Nalco is the world leader in sustainability services, Ecolab is the world leader in food safety, infection prevention, & public health. In terms of our public commitments to safety, ethics, and sustainability we are identical. This new combined company will be stronger, and create more value for employees, customers, communities, and its other stakeholders, than was possible before.

What is happening right now ?
These are early days. Our two companies are now working hard to conclude the merger in around 3-4 months. However what we know already is that Nalco will continue to operate under the Nalco brand, and will continue to operate as a Nalco entity. The brand and all that supports it is seen as being critical to the business success of the merged organisation. We also know that the merged company will enable us to:

●	Extend our leadership in key accounts around the world
●	Expand our leadership position in emerging markets, in particular the BRIC+ (Brazil, Russia, India, & China) countries
●	Expand the breadth of our capabilities in order to serve customers even better
●	Accelerate our rate of innovation and the development of integrated solutions

What does this mean for you ?
It means that you become part of an organisation which will deliver even broader positive benefits to our world, and help customers to operate even more sustainably by conserving natural resources, keeping food supplies safe, and to prevent the spread of infection. This will be a larger, stronger organisation which is poised for exceptional growth based on a stronger financial position than previously available: there will be expanded career opportunities within the broadened organisation.

What are some of the things we in EAME can bring to the new organisation ?
Nalco is recognised as a World Class company. Our track record in management and development is exceptional, and this has been recognised by our partner. Our ability to rapidly and successfully implement Shared Service Centres; Enterprise Resource Planning (ERP, for example SAP); the European Principal Company (EPC), which we made happen in the third of the time taken by others; Human Resource systems; Creating & Maintaining Value (CMV); and Customer Relationship Management (CRM), to mention a few of our most recent achievements, are based upon the strong capabilities we can bring to the new merged company. We have a very major role to play in this new picture.

What’s the main rationale for the merger?
Nalco’s deep expertise, global reach and leading suite of water and water-related solutions will enable the merged company to provide total water processing management to customers around the world, consistent with Ecolab’s “circle the customer” strategy.  Nalco also is the leading energy services provider, helping energy companies manage energy recovery, production, refining and petrochemical processing in more efficient and environmentally responsible ways.  In fast-growing emerging markets, Nalco has built a more extensive sales and service team.  Both organisations will gain access to new customers, and both will benefit from the financial and management strength of the combined organisation.

What is the market opportunity driving this merger?
Water, energy, food safety and an increasing focus on sustainability offer strong future growth opportunities.  In particular, water is the world’s most valuable resource, and water scarcity is a major world challenge, as well as a growth opportunity. Water is integral to key industrial processes:

●	Cleaning and sanitation
●	Food processing
●	Boiler and cooling water treatment
●	Oil and gas extraction and processing
●	Pulp & paper processing

Total process management of water is a tremendous opportunity, especially in key markets such as Brazil, Russia, India, and China.  We want to be involved in all of these areas.

How will Nalco benefit from Ecolab’s ownership?
Ecolab can provide a stronger financial base to enable Nalco to accelerate innovation and pursue additional market opportunities.  Additionally, Ecolab understands the need to continue to invest in key elements of the business, including a technically strong sales and service force.

Why do we think the merger will work?
Ecolab and Nalco have very similar business models. Both companies place a high priority on sales and service capabilities, a chemical/service model with a recurring revenue stream, and a steady pipeline of innovation and application know-how.   In addition, Nalco has derived strong benefits from its recent focus on automation technology.

Both companies share a focus on sustainability, helping customers use less water and energy and optimise their environmental impact. And their corporate cultures are similar, with both taking a deeply service-oriented, customer-centric approach to business, maintaining a strong commitment to safety, integrity and ethics.

Are there any other critical strategic reasons for the merger?
Nalco’s strength in the BRIC+ countries will enhance the merged company’s ability to develop its leadership position in emerging markets. The merger also will enable accelerated investment in programme innovation at Nalco, and in Nalco’s sales and service force, enhancing the range of effective and efficient solutions for customers and, bolstering growth prospects for both companies.

Is this an acquisition or a merger?
It’s a merger effected through an exchange of cash and Ecolab stock for all of Nalco’s outstanding shares and the assumption of its debt. After the merger, Nalco will be a subsidiary of Ecolab. We chose this type of financing to ensure that we did not have too much debt that could restrict our ability to invest in our core businesses.

Will the Nalco name disappear?
No, Nalco also has a very strong brand and the plan is to maintain that identity.  The merged company’s name, however, will be Ecolab.

What do we all need to do first ?
Your managers are in the process of talking to you about the merger, and the story so far, using the first merger presentation. If you have not seen this yet, please talk to your line manager now. We want all of you to know what is happening, this is of benefit to us all. At the same time, our sales colleagues are communicating in writing to all our customers about the merger. However, while all this is being done, the one thing we all need to do is to remain focused on doing our jobs in the way we do now, creating maximum and consistent value for our organisation and for our customers. Do not speculate, we know that this delivers nothing but uncertainty. Right now we have little information, but more is coming, so please be patient. When we know more, you will know. For all of us right now, it remains 'business as usual'. Nothing has changed. We must continue to deliver planned growth.

How and when will we learn more ?
You will be receiving more information from our colleagues in Naperville as this is released, and a central Question & Answer list is being compiled and will be available through a new sharepoint site shortly. In EAME, we will send to you an update on selected key subjects about the Ecolab-Nalco merger every 1-2 weeks.

(2)           PRACTICAL QUESTIONS

How does this affect plans to maintain Leiden and other locations as regional hubs ?
Our current commitment to Leiden, Northwich, Budapest, Rolle and elsewhere as regional hubs for all of our current activities remains. The work we do at these locations is essential to support our commitments to continued business growth, and these are complementary to, rather than a duplication of, the activities Ecolab performs to support its own business.

How does this impact our innovation efforts ?
Innovation is a major foundation for our business growth strategy, and this is even more important within the new organisation. There are clear opportunities for the sharing of expertise and technologies to drive the growth expected from the combined company, and our innovation efforts will be a core activity in this new organisation. Again, our innovation capabilities, resources, and facilities are complementary rather than a duplication of effort.

We have had several ownership changes in the last 10+ years, how is this one different?
While we’ve gone through previous ownership changes, we believe this merger is different, and will truly set us on a strong path because:

•	We are starting from a position of strength. We are financially and operationally stronger now than we have been in the past several years.
•	Our success has placed us in an attractive position in the market, which means we can demand a premium price for our business.
•	This transaction is in the form of a merger, which means we will maintain many of the aspects of the Nalco business and its operations.
•	Ecolab’s business model and culture are very similar to ours, which means we will manage through this transition under a common set of values.
•	We have complementary market-leading offerings, which means we can accelerate our growth plans even faster than we could have done alone.
•	The complementary nature of our two businesses means that there is little duplication of effort.

Given our growth plans and financial position, why aren’t we buying a business ?
Clearly, part of our current momentum and growth strategy has involved acquisitions. However, to ensure the success and sustainability of our business, we needed to be open to a variety of ownership options and partnerships. The decision to merge these two companies—and the advantages of doing so—were heavily considered by the boards and CEOs of both companies. We believe this merger dramatically accelerates our current growth plans.

Does this mean we will stop our current programme of acquisitions ?
No, the current acquisition programme is in no way affected by the merger and will continue as planned.

When will the transaction close?
Close is expected before the end of fourth quarter 2011.

Where will the company’s corporate headquarters be?
Headquarters will be in St. Paul, Minnesota USA, but Nalco’s WPS business will continue to be based in Naperville and its Energy Services business in Sugar Land/Dubai.

Who will be CEO?
Doug Baker, CEO of Ecolab, will be the CEO of the new combined organisation. We have not yet confirmed board members, but our intent is to have representation from each company.

Will Ecolab’s or Nalco’s leadership team remain in place?
The companies expect to have a combined management team: key leadership roles are still being determined. Changes to the reporting structure may happen in the future but we do not know the details just yet.  Before the merger closes, we are limited in the decisions we can make and communicate, but we will share as much with you as we can, when we can.

(3)         IMPACT ON NALCO BUSINESS

How will being acquired by Ecolab help Nalco grow?
The companies believe a merger could help accelerate Nalco’s investment in its programme innovation and sales and service force, enhancing the range of effective and efficient solutions for our customers and bolstering growth prospects for both our companies.  Both organisations will gain access to new customers, and both will benefit from the financial and management strength of the combined organisation.

Do we anticipate any plant closures or layoffs?
This merger is primarily driven by growth, not by an effort to drive down costs.   Both companies have very strong cost reduction programmes, for example the Get Fit programme, already in place which we expect to continue.  As in any merger, there are long-term opportunities to gain efficiencies, primarily from making our administrative functions more efficient, but we have not yet developed any specific plans.  We expect to largely maintain our sales and service organisations and intend to continue to invest in our R&D and customer-facing commercial teams, which are critical to making this merger deliver the benefits, value and the opportunities we’ve identified.  The vast majority of Nalco and Ecolab employees should benefit favourably as there will be exciting opportunities for business growth, financial performance and career growth in the new organisation.

We do know that the manufacturing processes and formulations used for products marketed by Nalco and Ecolab are very often very different so any manufacturing source consolidations are likely to be some time away.

Will any other businesses be sold?
There are no plans to sell any businesses. Nalco’s current programmes and services are very complementary to Ecolab’s and we see significant opportunities in the years to come by continuing to invest in our existing business lines.

Will you be closing any of Nalco’s R&D facilities?
We intend to build on both companies’ technology strengths and retain the world-class R&D talent in both companies in their respective cities.

Will Ecolab keep Nalco’s pulp and paper business?
There are no plans to sell any businesses.  Ecolab provides its suite of solutions to a broad range of industries and we are glad to add the paper industry to the enlarged customer base.   To give some perspective on this, today Ecolab provides field service and chemistry solutions to more than 20 separate industry groups.  So we are very comfortable adapting our business model to another industry.

Nalco’s paper business is one of the market leaders in that sector.  Historically it has grown faster than the market due to its focus on large multinational corporations and market leaders and the higher end paper segments.  This is a business in which technology and service are critical to customers in driving water and energy savings and productivity enhancements.  So, similar to Ecolab’s business model, this is one that is consistent with how we go to market and will provide attractive growth rates in the future.

 (4)           OVERALL IMPACT ON CUSTOMERS

What common customers do Ecolab and Nalco have?
The two companies serve customers in many of the same industries, including food and beverage manufacturing and meat processing, hospitality, health care and colleges and universities.  We see opportunities to work together – once the merger is final – in areas including cleaning and sanitisation and water management.

How will this merger affect Ecolab or Nalco customers?
As we transition to a combined business over the coming weeks and months, the shared priority of both organisations is to continue to provide the highest levels of service and minimise any disruption to our customers. There will be no changes in service for our customers, who will maintain their current contacts within Ecolab and Nalco. We expect that once the merger is complete, we will be able to offer customers broader service coverage, while still serving our core businesses.

Will this merger benefit customers?
Over the coming years, water and energy issues will be an increasing challenge for companies as our global population grows, countries industrialise, and access to fresh, clean water becomes scarcer. Through this merger, our customers will gain access to a broader range of services enabling them to improve water management, air quality and energy efficiency from a single provider – while bringing-in aspects of health and safety protection to current Nalco customers. We also will be able to offer more service coverage in emerging markets to further support our customers’ business growth.  The combined companies allow us to bring customers a thorough sustainable development offering that factors in social, environmental and economic impacts.

How many Ecolab customers can benefit from Nalco’s products and services?
Ecolab customers will benefit by the broader product offering Nalco can bring to solve their boiler and cooling water treatment, waste water treatment, pollution control, and energy conservation areas.

Part of the strategy for this merger is to accelerate the growth of our businesses in food & beverage, hospitality, textile care, healthcare and other current core Ecolab markets.  The current Ecolab Water Energy and Waste team has many of the capabilities to serve these markets: adding Nalco’s expertise will expand what the combined company can offer its customers considerably.

How many Nalco customers can benefit from Ecolab’s products and services?
A broad range of Nalco’s industrial customers also have need for Ecolab’s expertise in cleaning and sanitation to ensure cleaner, safer, healthier environments.

What do I tell customers, distributors and suppliers?
Business Unit leaders are responsible for developing the strategy for communicating with customers, distributors and suppliers. Leaders are receiving toolkits to assist with communications, which includes draft letters to customers and talking points for conversations.

What if my customers ask me about the news? What should I say?
We suggest that you focus on how the merger will enhance our ability to provide them with exceptional products and service and assure them that there will be no changes to their current relationships with Nalco or Ecolab – same representative, same products and services and same dedication to serving them. Please use the Talking Points or other official documents you have been given for reference. Do not create new documents which contain information and wording that has not been formally communicated to you.

Will there be cross-selling opportunities between our respective customer bases?
Yes, there will be opportunities after the close. Until the merger closes, however, Ecolab and Nalco will continue to operate as separate entities and cross-selling efforts should not be pursued.

How will customer contracts signed by Ecolab and Nalco be handled: will those contracts have to be reissued?
Since Ecolab and Nalco will continue to operate as separate entities, existing contracts will remain in effect. Both companies value their customers and will work to ensure uninterrupted service during both the transition time and after close.

Should we continue to sell against each other until the merger closes?
The guidance both sides are receiving is to conduct business as usual. More specifics will be available from Business Unit leaders.  Ecolab and Nalco will operate as separate entities until close and will not share customer information to avoid conflicts of interest and to comply with legal requirements.  It is not appropriate for employees of one company to contact the other about current customers, transactions or business operations until the transaction closes and specific instructions are shared with you by your managers.

When can we reach out to the other company’s customers?
We cannot share customer lists until after the merger closes. It is not appropriate to contact any employee of the other organisation about current customers, transactions or business operations until the transaction closes and specific instructions are given by your managers.

What if we’re competing against each other for a proposal, how will we integrate?
The companies will operate as separate entities until the merger has been closed.

Ecolab is focused upon relatively small customers: what will the impact of the merger be on our Small Account Strategy and the roles of our distributors?
No changes to the strategies of each company are envisaged at this time.

(5)           IMPACT ON EMPLOYEES

What should I do differently now?
Please carry on with ‘business as usual’. It is very important that we do not get distracted and lose focus on our current responsibilities and productivity. Focus on Safety First. Keep doing a good job and keep providing exceptional service to our customers.  We keenly appreciate the importance of our sales and service teams and their relationship with our customers.

Are the two company’s cultures compatible?
We believe there is a great fit in corporate culture, technologies, competencies and business models. We share deeply held beliefs about how to drive our businesses, starting with safety.  We share a commitment to exceptional technology and a passion for great on-the-ground service at our customers’ operations.  Exceptionally talented and capable people at both companies are dedicated to uncompromising service and growth. Additionally, both companies are committed to sustainability, helping customers manage water, energy and other resources with care.  Our ongoing work with the Create Your Difference and Talent Management programmes, amongst many others, form a good basis for the demonstration and communication of what Nalco can bring to the new organisation.

How will any overlapping functions be consolidated?
As the integration moves forward, we will continue to look at synergies and activities and how they can be made more efficient and contribute to our growth, as we do now for example under the Get Fit programme. Integration teams will be established to ensure that we are leveraging the best talent and practices.

What about country organisations, will they be consolidated?
This merger is about growth and we will need strong talent across the organisation.  Both companies have established European Principal Companies (EPC) which are each supported by a local organisational structure operated with the necessary degree of complexity specific to each company. There may be long-term opportunities for consolidation in some markets but it will take time to determine what makes the most sense for the business. Where we do consolidate we would make decisions based on identifying the best person for a particular position, not which company they originally came from.  We don’t expect consolidation involving Nalco’s energy business, which runs as a separate division.

Will I have to move?
We expect very few changes for most members of staff.

How will I be informed on an ongoing basis?
We are developing an overall integration plan during this transition period before the close of the merger, and that will include an ongoing communications effort.  In the meantime, please do not hesitate to contact your manager with any specific questions.

Will I have to report to someone new?
This answer will vary individually and may not be known definitively for quite some time.  For most employees, no change is expected.

Will my performance be assessed differently?
Changes to the reporting structure may happen in the future but there are no immediate plans to change reporting relationships, or how performance is measured.   As Ecolab and Nalco integrate, there will be an adjustment period but we expect that the changes will be positive as you find new opportunities to grow. As we move forward with the transition, changes to specific job functions will become clearer but in the near term both businesses will continue to operate as usual.

Our companies share a strong sales record, focus on customer satisfaction and the proven ability to plan and execute in good times and bad. More than anything, we know that our success is driven by our people.

Will our employee Workers Council representation continue ?
We will continue the ongoing dialogue we have with the Workers Councils.

Will I receive a new employment contract from Ecolab?
It is not anticipated that the transaction will immediately result in the requirement for any new employment contracts.

(6)         INTEGRATION PLANNING

How will we integrate the two organisations and over what time frame ?
We expect to begin forming integration teams later this summer in anticipation of being able to operate as one company heading into the new year.

Who will lead the integration teams and what teams will there be?
It is too early to know. We will begin integration planning in the next few weeks but integration can only begin after the merger closes.

How will we make sure it’s a true integration of the two companies?
The fact that the senior leadership will be a combination of the leadership from both companies will help ensure that happens.

Will we be integrating IT infrastructure?
Some IT systems will probably be integrated but specific ones are not currently designated. We will provide updates in the coming months as we work through the details.

Can I volunteer to help with the integration?
We understand that many employees would like to participate in the integration and we will definitely need help. We have not yet identified the integration team/processes. Above all everyone can help during the transition by staying focused on serving our customers and keeping the business running smoothly.

What if I am asked to comment on the merger by a member of the media or analyst community?
News media questions should be referred directly to Charlie Pajor or John Schoen in Naperville.

How will the merger impact existing processes (e.g., 2012 budgeting)?
In general employees of both companies should conduct business as usual until after the close.  We will move forward with the budgeting process according to our normal schedule. At close, our finance teams will integrate business plans.

Should we move forward with open requisitions in the system?
Yes.  We need to continue to operate our business. All new requisition requests should be submitted to your leader for review and approval.

(7)           BENEFITS AND COMPENSATION

Will my salary and benefits change ?
The intention is to ensure as much continuity as possible in order to meet the key factor behind the merger: to drive growth. We intend to minimise any changes for employees as much as possible. The social protection provisions in place in Europe continue.  We will determine how to integrate benefits and compensation after the close.  It is clear that within the new enlarged company, a wider range of opportunities for personal development and advancement will become available.

What happens to my vacation time?
The integration planning process will address a wide range of human resources issues and any changes will be communicated to all employees.

Will we move forward with Global Job Structures?
As the integration plans move forward, we will determine how Global Job Structures align with the Ecolab career and compensation structure. The work already completed in Nalco in this area means that we are well-placed to communicate and demonstrate our capabilities and structures within the new organisation.

Will we move forward with new online systems—Performance Management System and Learning Management System?
We are in the process of evaluating how our online tools and systems will integrate.  Nalco employees will remain on the current performance and learning management systems at least through 2011. Our experience with advanced automated HR management processes means that we have much to bring to the new organisation.

What happens to our Create Your Difference Employment Value Proposition?
The work Nalco has done to develop its Create Your Difference employment value proposition will be leveraged throughout integration planning. At this time, we do not know how the value proposition will translate to the new organisation.

How will ‘years in service’ issues be handled?
As has been demonstrated in previous changes to the Nalco company structure, social provisions ensure that full continuity of service carries forward into the new organisation.

(8)           ABOUT ECOLAB

What is Ecolab?
Please take the opportunity to learn about Ecolab by visiting their website www.ecolab.com

Ecolab, Inc. (NYSE: ECL) is a St. Paul, Minnesota-based Fortune 500 company that develops, manufactures and sells products and services that clean, sanitise and prevent the spread of food borne illness and infection.

Customers in more than 160 countries use Ecolab’s products in a range of environments, including healthcare (hospitals, clinics and long-term care facilities), hospitality (hotels, cruise ships and resorts), food service (restaurants and supermarkets), food and beverage manufacturing and government, education and commercial facilities. In addition, Ecolab’s products are used in the vehicle wash industry and the commercial laundry business. Other Ecolab offerings include products and services in pest control and foodservice equipment repair.

Based on annual sales and market share, Ecolab is the leader in its industry. Its more than 14,500-member field sales and service force, the industry’s largest, provides personalised, on-site service to customers around the world.  Because of the company’s ongoing investment in information technology, these field representatives increasingly use data analysis of customers’ cleaning and sanitation efforts to help them improve their economic and environmental performance.

Ecolab operates more than 50 manufacturing and distribution centers worldwide. It has established sustainability goals for its operations, and reports annual progress in its Sustainability Report using the Global Reporting Initiative’s (GRI) G3 Sustainability Reporting Guidelines.  The company has received numerous awards for its sustainability activities.

Ecolab has invested heavily in innovation. Over the past five years, it has devoted more than $400 million to research and development, and it currently holds more than 3,700 patents.   It operates seven R&D Centres around the world and has than 700 people in its research, development and engineering team.

A main focus of the company’s R&D efforts has been environmental sustainability. By providing its million-plus customers with cleaning products that reduce the need for water and energy and reduce waste streams, Ecolab is able to realise its greatest opportunity to impact the stewardship of natural resources.  Among the company’s recent innovations are: solid detergents, which provide cleaning performance, ease of use and improved worker safety while reducing packaging and lowering the use of fossil fuels in distribution; conveyor lubricants that dramatically reduce the water needed to move bottles on conveyor lines in beverage manufacturing; and low-temperature laundry products that reduce operational and environmental costs for commercial laundries.

What is the history of the company ?
Ecolab was founded as Economics Laboratory in St. Paul, Minnesota, in 1923 by Merritt J. (M.J.) Osborn.  The company’s first product was Absorbit, a product designed for use in cleaning guest room carpets while in the rooms. Previously, hotels had sent carpets out to be cleaned, closing the rooms until they were reinstalled.

During visits with hotel customers, Osborn recognised the emerging need for an effective soap for the new electric dishmachines then becoming popular in hotel restaurants. This led to the company’s second product, Soilax dishmachine detergent.  Soilax proved to be a successful product that provided the company its initial financial success.  Osborn and his son, E.B., who succeeded him as president, believed strongly in customer service.  They laid an important foundation for the future by establishing a field service team and training its members in the science of clean and ways to handle customer with the technical training they would need to address customer problems.  Today, that customer service force numbers more than 14,500 – and each is trained and prepared to work on-site to address problems, train staff and anticipate needs of the company’s customers.

Privately owned from its founding, the company went public in 1957.  It was listed on the New York Stock Exchange in 1986, the year it also changed its name to Ecolab.

In 2010, Ecolab was named one of the “World's Most Ethical Companies” by Ethisphere magazine. The extensive research process included reviewing over 10,000 of the world's leading companies on six continents. Fewer than 100 companies were chosen for the award.

In 2010, Ecolab was ranked #365 in Fortune 500 magazine, moving up seventy three spots over last year. Ecolab also ranked 228 in terms of market value, 183 on return on sales, 111 for return on total assets, 131 for return on equity and 72 in total return (stock price plus dividends) to shareholders over the ten years ending in 2007.

Who leads Ecolab?
Douglas M. Baker, Jr., is chairman of the board, president and chief executive officer. He joined Ecolab in 1989, initially holding various marketing and leadership positions in the U.S. and Europe. Baker was named Ecolab’s president and chief operating officer in 2002, president and chief executive officer in 2004 and added the chairman of the board responsibilities in 2006. Through 2010, Ecolab had grown 46 percent to $6.1 billion and earnings had increased 88 percent to $530 million during his tenure as CEO, and employment has increased by 24 percent.

Baker has been recognised one of the 100 Most Influential People in Business Ethics by Ethisphere magazine in 2007. He was identified as one of the top 50 CEOs under 50 by CEO magazine in 2008, and most recently ranked as one of the top 10 wealth creators also by CEO magazine in both 2009 and 2010. Before joining Ecolab, Baker spent seven years with Procter & Gamble in various brand management positions.

What are Ecolab’s core strengths?
Ecolab has a long history of leadership in water, energy and waste management delivered through a global sales and service organisation and spanning industries including food service, food and beverage manufacturing, healthcare, hospitality, textile and vehicle care and pest control.  It also is a global leader in providing the social aspects of sustainable development, with leading positions in a variety of businesses that protect and improve public health.

Where are the synergies between Ecolab and Nalco’s oil and gas business?
The way Ecolab goes to market and its focus on a highly technical and technology-driven service sales model is very similar to the way Nalco runs its energy business.   Ecolab already serves a diverse suite of industries.  Its food and beverage (F&B) business, for example, provides very sophisticated chemistry and service to control or eliminate the growth of dangerous pathogens in food processing plants or on food tissue.  F&B is highly technical, employing a range of several thousand specialty formulas supported by technically educated field personnel, many with advanced science and engineering educations.

Nalco’s oil and gas extraction business also depends on highly technical chemistry and on-the-ground service provided by highly educated professionals.  As oil and gas extraction becomes more difficult, the business of helping energy companies manage extraction in environmentally friendly ways will grow. That’s one of the macro-trends that both companies want to capitalize on.  Nalco is involved in all areas of energy – recovery, production, refining and petrochemical processing – using water- and chemistry-based processes.

What is Ecolab’s commitment to employee safety?
Ecolab has a very strong commitment to employee safety and has employee safety programmes in place based on industry strands and best practices, and resources within each division and plant to manage safety programmes. North American facilities are audited periodically by a third-party consultant. Similarly, in Europe and Asia Pacific, an outside EHS consultant audits their plants.

Ecolab is committed to improving associate (Ecolab’s term for employees) safety performance through training and communication, and expansion of the Global Incident Management System. Their 2011 goal is to achieve best-in-class status for driver and associate safety compared to benchmarks by 2015. In 2010 in the U.S., Occupational Safety & Health Administration (OSHA) Recordable Injury rates declined 8 percent, and total collision rates per million miles declined 4 percent.

(9)           Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,”  “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast”  (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Nalco and Ecolab, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the SEC. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Nalco and Ecolab that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Nalco, Ecolab and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary  or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Nalco or Ecolab with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Nalco, Ecolab and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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